UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 30, 2014

Kraton Performance Polymers, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-34581	20-0411521
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

15710 John F. Kennedy Blvd., Suite 300

Houston, TX 77032

(Address of principal executive offices, including zip code)

281-504-4700

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On June 30, 2014, Kraton Performance Polymers, Inc. (“Kraton”) delivered a notice to LCY Chemical Corp. (“LCY”) pursuant to the previously announced Combination Agreement, dated as of January 28, 2014, with LCY and certain of its subsidiaries (the “Combination Agreement”), regarding the intention of Kraton’s Board of Directors to withdraw its recommendation to Kraton stockholders in favor of approval and adoption of the Combination Agreement. On the same day, Kraton issued a press release regarding such notification. A copy of the press release is furnished as Exhibit 99.1 hereto.

Additional Information and Where to Find It

THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES OF THE COMPANY OR THE COMBINED COMPANY. IN CONNECTION WITH THE COMBINATION, KRATON PERFORMANCE POLYMERS LIMITED FILED WITH THE SEC A PRELIMINARY PROXY STATEMENT/PROSPECTUS (AND RELATED REGISTRATION STATEMENT (Reg. No. 333-195597)). INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO WHEN THEY BECOME AVAILABLE), BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE COMPANY, LCY AND THE COMBINATION. THE INFORMATION IN THE PRELIMINARY PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL BE SENT TO THE SECURITY HOLDERS OF THE COMPANY SEEKING THEIR APPROVAL OF THE COMBINATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED BY THE COMPANY OR KRATON PERFORMANCE POLYMERS LIMITED WITH THE SEC AT THE SEC’S WEBSITE AT WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT AND OTHER SUCH DOCUMENTS (RELATING TO THE COMPANY) MAY ALSO BE OBTAINED FOR FREE FROM THE COMPANY BY ACCESSING ITS WEBSITE (WHICH IS NOT INCORPORATED BY REFERENCE HEREIN) AT WWW.KRATON.COM.

Participants in the Solicitation

The Company, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from the Company’s stockholders in connection with the Combination. Information regarding such persons and a description of their interests in the Combination is available in the preliminary proxy statement/prospectus filed with the SEC by Kraton Performance Polymers Limited on April 30, 2014.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

See the Exhibit Index attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Kraton Performance Polymers, Inc.

Date: June 30, 2014	By:	/s/ Stephen E. Tremblay
Stephen E. Tremblay
Chief Financial Officer

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Kraton Performance Polymers, Inc. Press Release dated as of June 30, 2014.